[Letterhead of KPMG Peat Marwick LLP]


December 10, 1996



Securities and Exchange Commission
Washington, DC  20549



Ladies and Gentlemen:

We were previously principal accountants for Alamo Rent-A-Car, Inc. and Affiliates and, under the date of March 8, 1996, except as to the second paragraph of note 13, which is as of April 19, 1996, and the second paragraph of note 18, which is as of November 26, 1996, we reported on the combined financial statements of Alamo Rent-A-Car, Inc. and Affiliates as of and for the years ended December 31, 1995 and 1994. On December 5, 1996, our appointment as principal accountants was terminated. We have read Alamo Rent-A-Car, Inc. and Affiliates statements included under Item 4 of its Form 8-K dated November 25, 1996, and we agree with such statements.

Very truly yours,


/s/ KPMG Peat Marwick LLP